MANAGING TODAY'S CHALLENGES

Positioning for Tomorrow's Growth


Pepco Holdings, Inc

ANALYST CONFERENCE • WASHINGTON, D.C. • MARCH 27, 2009

Safe Harbor Statement


PHI
Pepco Holdings, Inc

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.


PHI
Pepco Holdings, Inc

Opening Remarks


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Dennis Wraase
Chairman


PHI
Pepco Holdings, Inc

Strategic Overview


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Joe Rigby

President and Chief Executive Officer

Today's Message


PHI
Pepco Holdings, Inc

- We are confident in the strategic direction of PHI
- We believe our business plan is flexible should market uncertainty continue in the short-term while positioning us for growth in the long-term
- We are focused on improving credit metrics as we take a disciplined approach to capital expenditures
- We have reduced collateral requirements for our retail energy business, and are pursuing strategic alternatives
- We intend to maintain the dividend
- We have demonstrated our ability over the past several years to achieve supportive regulatory outcomes in our jurisdictions
- We can execute the 2009 plan with no new financings

We are confident in our plan and have a track record of delivering on our commitments

Note: See Safe Harbor Statement at the beginning of today's presentations.

Investing in PHI


PHI
Pepco Holdings, Inc

Transmission & Distribution

2009 – 2013 Forecast Business Mix*


pepco
A PHI Company


delmarva power
A PHI Company


atlantic city electric
A PHI Company

70 – 75%

Competitive Energy / Other


conectiv energy


pepco
Energy Services

PHI Investments

25 – 30%

- **Growing regulated infrastructure platform**
- **Well positioned for industry transformation**
- **Complementary competitive energy businesses**
- **Disciplined growth strategy**

… offers an

- **Attractive total return**

* **Percentages based on projected operating income.**

***Note: See Safe Harbor Statement at the beginning of today's presentations*.**

2008 – We Delivered Value


PHI
Pepco Holdings, Inc

Financial

- 21% increase in earnings in 2008, excluding special items and tax adjustments
- 4% dividend increase in January 2008 to an annual rate of $1.08
- $1.5 billion of cash and credit facility available at December 31, 2008
- Successfully completed first round of distribution base rate cases

Operating

- Improved customer satisfaction
- Improved operating cost management

Growth

- FERC approved incentives for MAPP; PJM approved direct current cabling
- DE PSC approved AMI Blueprint initiative
- Construction of two generating units in eastern PJM on budget and on schedule
- One of a select group of companies qualified to bid on Department of Energy performance contracts for energy services

2009 Industry Challenges


PHI
Pepco Holdings, Inc

- Significant infrastructure investments needed
- Lower customer usage due to economic conditions and conservation
- Higher operating costs (pension/bad debt)
- Commodity price volatility
- Uncertain and volatile debt/equity markets

PHI's Response: Remain flexible, routinely assess the situation, proceed with utility investments based on clear regulatory support

We anticipated and managed the challenges…


PHI
Pepco Holdings, Inc

- **Accelerated the issuance of $750 million of First Mortgage Bonds and $225 million of equity to the 4th quarter of last year**
- **Focused on reducing overall spending**
  - Hiring freeze in place since Sept.; no management merit salary increases in 2009
  - Reduced Power Delivery construction spending in 2008, 2009, and 2010 by $129 million, $229 million, and $178 million, respectively
- **Developed a construction plan that is flexible to meet uncertain market conditions and regulatory outcomes**
- **Reducing the collateral needs of the competitive energy businesses**
- **Positioned to file four distribution rate cases in 2009**
  - Represents almost 70% of our distribution rate base
- **Pursuing federal incentive programs to lower construction financing costs and fund a portion of our energy efficiency programs**

Actions taken to date will enable us to fund our 2009 plan without accessing the capital markets

…and are positioning for long-term growth


PHI
Pepco Holdings, Inc

- **Pending supportive regulatory outcomes, current construction plans will grow rate base by more than 70% in the next 5 years**
  - Significant investment in transmission projects recovered through the FERC formula rates (45% of Power Delivery construction spend)
  - Significant investment in distribution reliability and upgrade projects (30% of Power Delivery construction spend)
  - Construction plan will remain flexible depending on economic conditions and regulatory outcomes
- **With appropriate cost recovery approval by states, certain projects eligible for federal incentives could be accelerated**
- **Conectiv Energy generation portfolio will grow by 645 MW, with the majority of spending in 2009**
- **Predominately gas-fired generation fleet should benefit from climate change legislation**
- **PES qualified to bid on Department of Energy performance contracts for energy services**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Strategic Analysis of PES Retail Energy Supply Business


PHI
Pepco Holdings, Inc

- Profitable business – but cost of capital has increased dramatically
- Declining energy and gas prices, have significantly increased collateral requirements
- Executed a Credit Intermediary Agreement that significantly reduces collateral needs for the business
- Strategic options include restructuring, sale or wind down
- PES business focus will shift to energy services

Reducing retail energy supply collateral requirements has improved liquidity and reduced the risk profile of PHI

PHI's Long-Term Strategic Objectives


PHI
Pepco Holdings, Inc

- Drive earnings growth
- Grow dividend in line with utility earnings growth
- Reduce overall business risk
- Strengthen investment grade ratings
- Invest in the core T&D business
- Implement Blueprint initiatives
- Achieve supportive regulatory outcomes
- Prudently manage complementary competitive energy businesses

We are confident in our plan and are optimistic about longer term growth

Note: See Safe Harbor Statement at the beginning of today's presentations.

Today's Agenda


PHI
Pepco Holdings, Inc

- ***Power Delivery*** – Dave Velazquez
- ***Power Delivery Regulatory Overview*** – Tony Kamerick
- ***Conectiv Energy*** – Gary Morsches
- ***Pepco Energy Services*** – John Huffman
- ***Financial Overview*** – Paul Barry
- ***Closing Remarks*** – Dennis Wraase and Joe Rigby


PHI
Pepco Holdings, Inc

Strategic Overview


atlantic city
electric
US DOT 791507
MAYS LANDING, NJ

Joe Rigby
President and Chief Executive Officer


PHI
Pepco Holdings, Inc

Appendix

Reconciliation of Earnings


PHI
Pepco Holdings, Inc

GAAP Earnings to Earnings excluding Special and Non-Operating items*

	Twelve Months Ended December 31	
	2008	2007
	(Dollars in Millions)	
Reported (GAAP) Net Earnings	$300	$334
Special and Non-Operating Items:		
Adjustment to the equity value of cross-border energy leases	86	-
Interest accrued on the income tax obligations from the adjustment to the equity value of cross-border energy leases	7	-
Mirant bankruptcy damage claims settlement	-	(20)
Maryland income tax settlement	-	(18)
Income tax adjustments (primarily FIN 48 interest)	(25)	9
Net Earnings, excluding Special and Non-Operating Items	$368	$305

* Management believes the Special and Non-Operating items are not representative of the Company's ongoing business operations.


PHI
Pepco Holdings, Inc

Power Delivery


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Dave Velazquez
Executive Vice President, Power Delivery

Business Overview


PHI
Pepco Holdings, Inc

Power Delivery

	pepco (A PHI Company)	delmarva power (A PHI Company)		atlantic city electric (A PHI Company)
	Electric	*Electric*	*Gas*	*Electric*
Customers	► 767,000	► 498,000	► 122,000	► 547,000
GWh	► 26,863	► 13,015	► N/A	► 10,089
Mcf (000's)	► N/A	► N/A	► 20,300	► N/A
Service Area *(square miles)*	► 640	► 5,000	► 275	► 2,700
	► District of Columbia, major portions of Prince George's and Montgomery Counties	► Major portions of Delmarva Peninsula	► Northern Delaware	► Southern New Jersey
Population	► 2.1 million	► 1.3 million	► .5 million	► 1.1 million

Note: Based on 2008 annual data



2008 – Strong Performance


PHI
Pepco Holdings, Inc

- 12% growth in Power Delivery operating income (vs. 2007, excluding special item)
- Good operating cost management
- Improved customer satisfaction
- Approval of a direct current Bay crossing for MAPP
- Approval of the installation of advanced metering in Delaware

Positioned for long-term growth…

PHI
Pepco Holdings, Inc

- Over $5 billion in infrastructure investment planned
- Focusing on smart grid technology
- Alignment with federal / state economic stimulus plans
- Improving operating performance – customer satisfaction, reliability, cost

…while managing through the economic downturn.

Note: See Safe Harbor statement at beginning of today's presentations.

Updated 2009-2013 Construction Plan


PHI
Pepco Holdings, Inc

- Delay of approximately $400 million in capital spending in 2009 and 2010 from previous plan
- Maintains spending levels for system reliability projects and new/upgraded facilities to support load growth
- Reflects current Blueprint regulatory status
- Incorporates updated MAPP estimates
- Reduction in new service connections, meter installations and highway relocations

Note: See Safe Harbor statement at beginning of today's presentations.

Construction Expenditures Comparison


PHI
Pepco Holdings, Inc

(Dollars in Millions)	2009	2010	2011	2012	2013
March 2009	$ 714	$ 921	$1,131	$ 1,360	$ 1,180
April 2008 *	943	1,099	1,166	1,069	N/A
Change	($ 229)	($ 178)	($ 35)	$ 291	

Total Decrease in Capital Expenditures 2009-2010:	**($ 407)**
Key Drivers of Change:	
Delay in MAPP Spending	*($ 171)*
Delay in Blueprint Implementation	*($ 148)*
Customer Driven	*($ 66)*

($385)

* **Presentation given at April 2008 Analyst Conference**

Note: See Safe Harbor Statement at the beginning of today's presentations.



Construction Forecast 2009-2013



PHI
Pepco Holdings, Inc

Power Delivery

Distribution
$2,269 M

MAPP
$1,386 M

Transmission
$979 M

Blueprint
$322 M

Other
$350 M

Total = $5,306 M

Dollars in Millions

$1,500
$1,250
$1,000
$750
$500
$250
$0

$714M
$921M
$1,131M
$1,360M
$1,180M

2009
2010
2011
2012
2013

Transmission
Distribution

Note: See Safe Harbor statement at the beginning of today's presentations.

Construction Forecast 2009-2013


PHI
Pepco Holdings, Inc

Transmission


Reliability
$180 M
Customer Driven
$43 M
Load
$756 M
MAPP
$1,386 M

Total = $2,365 M

Distribution


Blueprint
$322 M
Customer Driven
$705 M
Other
$350 M
Load
$563 M
Reliability
$1,001 M

Total = $2,941 M

Note: See Safe Harbor statement at beginning of today's presentations.

Mid-Atlantic Power Pathway (MAPP)


PHI
Pepco Holdings, Inc


Philadelphia
Wilmington
Salem/
Hope Creek
Baltimore
Dover
Washington, DC
Burches Hill
Chalk
Pt.
Cambridge
Georgetown
Indian
River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert
Cliffs
MAPP Power Line 500 kV
MAPP HVDC Transmission
Nuclear Generation
Fossil Generation
Substation

Total length 230 miles. 80% of line will be on or along existing rights-of-way (ROW). 27 miles of new ROW required in Dorchester County, MD from the Bay exit point to Vienna Substation.

- **December 2008 - PJM Board approved a High Voltage Direct Current system for the segment from Calvert Cliffs to Indian River.**
- **February 2009**
  - **MD PSC authorized Pepco to start construction on the Burches Hill to Chalk Point segment.**
  - **Pepco and Delmarva filed multiple applications seeking authority to construct certain segments in Southern MD.**
  - **Pepco filed a joint environmental permit application for the Southern MD segment.**
- **Planned In-Service Dates:**
  - **December 2011 - Possum Point to Calvert Cliffs ("Southern Maryland" Segment)**
  - **June 2013 - Calvert Cliffs to Indian River ("HVDC" Segment)**
  - **December 2013 - Indian River to Salem**

MAPP Project –Timeline


PHI
Pepco Holdings, Inc

	2009 – 2010 – 2011 – 2012 – 2013
Possum Point to Burches Hill	
Environmental Permitting	Permit anticipated Sept.
MD PSC Siting Approval	Approval anticipated Dec.
Construction	Apr. – Dec. 2010
Burches Hill to Chalk Point	
Environmental Permitting	Permit anticipated Sept.
MD PSC Siting Approval	Completed – Feb.
Construction	Oct. 2009 – Mar. 2010
Chalk Point to Calvert Cliffs	
Environmental Permitting	Permit anticipated Sept.
MD PSC Siting Approval	Approval anticipated Dec.
Construction	Jan. – Dec. 2011
Calvert Cliffs to Indian River	
Environmental Permitting	Permit anticipated August 2011
MD PSC Siting Approval	CPCN approval anticipated August 2011
Construction	Sept. 2011 thru June 2013
Indian River to Salem	
Environmental Permitting	Permit anticipated December 2011
Construction	Feb 2012 thru Dec 2013
Community Outreach	Ongoing

Note: See Safe Harbor statement at beginning of today's presentations.

MAPP – Updated Construction Cost and Timing Estimates


PHI
Pepco Holdings, Inc

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	500 kV Total
2009	$ 46	$ 10	$ -	$ 56
2010	99	94	-	193
2011	182	181	-	363
2012	128	345	1	474
2013	60	220	20	300
TOTAL	$ 515	$ 850	$ 21	$ 1,386

- Current total estimated construction cost (2008-2014) is $1.4 billion.
- MAPP construction cost estimate in April 2008 was $1.05 billion.
- Current estimate includes cost of direct current line from Calvert Cliffs to Indian River, and escalation of material, contract labor and right of way costs.
- In-service dates currently under review by PJM which may affect timing of certain expenditures.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Blueprint for the Future – Overview


PHI
Pepco Holdings, Inc

Blueprint for the Future

Customer Benefits	Environmental Benefits	PHI Benefits
– Enables more responsive customer service – Puts decision making in customers' hands – Helps customers manage energy bills – Reduces outage duration	– More efficient delivery of energy – Enables renewable energy and distributed generation – Promotes energy efficiency programs	– Deeper value proposition with the customer – Operate more efficiently – Optimize design and operation of the system

Advanced Metering Infrastructure (AMI) → **Communications Infrastructure** → **Energy Efficiency Programs** → **Demand Response Programs**

Transforming the customer experience and the way we do work.

Blueprint for the Future Progress to Date


PHI
Pepco Holdings, Inc

Vendor Selection

- Comverge – selected vendor for Direct Load Control in Maryland
- Silver Spring Networks – selected vendor for AMI communication network
- IBM – system integrator for Delaware deployment to enable over the air meter read, outage detection, on demand meter reads and remote disconnect
- GE and Landis + Gyr – selected as meter manufacturers
- Meter Installation Contractor – expect to sign contract in April

Delaware Deployment

- 3Q 2009 Complete field acceptance testing of the AMI equipment and systems
- 4Q 2009 Commence deployment of AMI equipment in Delaware

Smart Community Demonstration

- 4Q 2009 deployment potentially begins for ACE and Pepco Maryland
  - Maryland - Bethesda (Montgomery County) and Fort Washington (Prince George's County)
  - New Jersey - Glassboro (Gloucester County) and Absecon (Atlantic County)



Blueprint for the Future – Construction Cost and Timing Estimates*


PHI
Pepco Holdings, Inc

(Dollars in Millions)

	2009	2010	2011	2012	2013	Total
Advanced Metering Infrastructure						
Atlantic City Electric	$ 1	$ -	$ -	$ -	$ 8	$ 9
Delmarva Power	29	39	-	40	-	108
Pepco	1	-	-	72	79	152
AMI System Improvements	14	29	5	-	-	48
Meter Data Management System	2	3	-	-	-	5
Total	$ 47	$ 71	$ 5	$ 112	$ 87	$ 322

* Current total estimated cost of project (2008-2014) is $422 million.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Customer Growth - Background


PHI
Pepco Holdings, Inc

- **PHI's service territory is less impacted by a recessionary environment due to its customer makeup**


Residential 35%
Commercial 47%
Government 10%
Industrial 8%

Based on 2008 MWh Sales

- Small industrial load (< 10%)
- Strong governmental presence (10%)

- **Employment in PHI's service territory tends to remain more stable.**

Total Non-Agricultural Employment

	2007	2008	2009E
PHI	0.47%	-0.45%	-1.32%
National	0.84%	-2.17%	-2.80%

Source: US Bureau of Labor Statistics; 2009 based on Moody's Economy.com and internal estimates.

Even so, 2009 sales are expected to be essentially flat to 2008 actual sales.

Sales and Customer Growth - Statistics


PHI
Pepco Holdings, Inc

	2008 Sales [1] (GWh)	Forecasted Sales Growth [1]		Forecasted Customer Growth	
		2008-2009	2008-2013	2008-2009	2008-2013
Pepco	26,624	1.7%	1.3%	0.3%	0.6%
Delmarva Power [2]	13,041	-0.8%	1.1%	-0.6%	0.6%
Atlantic City Electric	10,040	0.5%	0.9%	0.4%	0.8%
Total Power Delivery	49,705	0.8%	1.1%	0.1%	0.7%

(1) Weather Normalized Sales
(2) Excludes Virginia

While the economic downturn has slowed growth, we have confidence in the long-term growth prospects of our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Power Delivery – O&M Summary


PHI
Pepco Holdings, Inc

- 2008 actual O&M 1.5% over 2008 projections ($702 million vs. $691 million).
- 2009 Power Delivery O&M estimated at $757 million, which reflects higher pension ($48 million) and bad debt ($4 million) expenses.
- Actions taken to mitigate increases:
  - Freezing employee levels and eliminating management merit salary increases
  - Holding other expenses at growth of 2% or lower
  - Continued focus on productivity improvements
- Power Delivery O&M includes various items that are passed through or recoverable through rates that range between $70-80 million per year.

Note: See Safe Harbor Statement at the beginning of today's presentations.

2009 is all about Executing our Strategy


PHI
Pepco Holdings, Inc

- Building infrastructure
- Gaining MD regulatory approvals for MAPP
- Deploying smart meters
- Improving customer satisfaction
- Driving operational excellence
- Managing through the economic downturn


PHI
Pepco Holdings, Inc

Power Delivery


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Dave Velazquez

Executive Vice President, Power Delivery


PHI
Pepco Holdings, Inc

Appendix

Operating Income Reconciliation


PHI
Pepco Holdings, Inc

(Dollars in Millions)	2008	2007	Change	Change %
Operating Income (GAAP)	$556	$531	$ 25	5%
Less : Special Item -				
Settlement of Mirant Bankruptcy Claim	-	$ 33	$ (33)	
Operating Income (less Special Item)	$556	$498	$ 58	12%


Construction Forecast - 2009-2013


PHI
Pepco Holdings, Inc

(Dollars in Millions)	2009	2010	2011	2012	2013	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 123	$ 138	$ 141	$ 148	$ 155	$ 705
Reliability (facility replacements/upgrades for system reliability)	197	190	208	201	205	1,001
Load (new/upgraded facilities to support load growth)	87	73	84	147	172	563
Distribution - Blueprint:						
Advanced Metering & Data Mgmt.	47	71	5	112	87	322
Transmission:						
Customer Driven	13	3	9	9	9	43
Reliability (facility replacements/upgrades for system reliability)	35	35	44	37	29	180
Load and Other	95	145	196	154	166	756
Mid Atlantic Power Pathway	56	193	363	474	300	1,386
Gas Delivery	20	21	20	21	19	101
Information Technology	17	17	27	29	23	113
Corporate Support and Other	24	35	34	28	15	136
Total Power Delivery	$714	$921	$1,131	$ 1,360	$1,180	$ 5,306

Note: See Safe Harbor Statement at the beginning of today's presentations.


Construction Forecast – 2009 - 2013


PHI
Pepco Holdings, Inc

(Dollars in Millions)		2009	2010	2011	2012	2013
Atlantic City Electric						
	Distribution	$97	$96	$104	$109	$111
	Transmission	26	25	32	34	33
	Other	11	14	18	17	12
	Blueprint	5	8	1	0	8
	MAPP	0	0	0	1	20
Delmarva Power						
	Distribution	104	98	108	120	119
	Transmission	65	46	60	72	122
	Other	18	23	18	14	11
	Gas Delivery	20	21	20	21	19
	Blueprint	31	47	1	40	0
	MAPP	10	94	181	345	220
Pepco						
	Distribution	206	207	221	267	302
	Transmission	52	112	157	94	49
	Other	12	15	25	26	15
	Blueprint	11	16	3	72	79
	MAPP	46	99	182	128	60
Totals						
	Distribution	407	401	433	496	532
	Transmission	143	183	249	200	204
	Other	41	52	61	57	38
	Gas Delivery		20	21	20	21
19						
	Blueprint	47	71	5	112	87
	MAPP	56	193	363	474	300
Total Power Delivery		$714	$921	$1131	$1360	$1180

Note: See Safe Harbor statement at beginning of today's presentations.

Sales and Customer Growth


PHI
Pepco Holdings, Inc

	2007 Sales (GWh) (1)	2008 Sales (GWh) (1)	2009 Sales (GWh) (1)	Forecasted Sales Growth 2008 / 2009 (1)	Forecasted Annual Average Sales Growth 2008 – 2013 (1)	Forecasted Annual Average Customer Growth 2008 – 2013
Potomac Electric Power Company	26,786	26,624	27,077	1.7%	1.3%	0.6%
Delmarva Power & Light Company (2)	13,082	13,041	12,930	-0.08%	1.1%	0.6%
Atlantic City Electric Company	10,022	10,040	10,093	0.05%	0.9%	0.8%
Total Power Delivery	49,890	49,705	50,100	0.8%	1.1%	0.7%

(1) Weather Normalized Sales
(2) Excludes Virginia

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Customer Growth


PHI
Pepco Holdings, Inc

Sales and Customer Growth by Utility

	2007 Sales (GWh) (1)	2008 Sales (GWh) (1)	Forecasted Annual Average Sales Growth 2008 - 2013 (1)	Forecasted Annual Average Customer Growth 2008 - 2013
Potomac Electric Power Company				
Residential	7,699	7,598	1.6%	0.7%
Commercial	18,926	18,865	1.1%	0.2%
Industrial	-	-	0.0%	0.0%
Other	161	161	0.0%	-0.2%
Subtotal	26,786	26,624	1.3%	0.6%
Delmarva Power & Light Company (2)				
Residential	5,019	5,057	1.3%	0.6%
Commercial	5,236	5,282	1.4%	0.8%
Industrial	2,777	2,652	-0.1%	0.3%
Other	50	50	-0.6%	0.6%
Subtotal	13,082	13,041	1.1%	0.6%
Atlantic City Electric Company				
Residential	4,412	4,383	0.6%	0.9%
Commercial	4,412	4,478	1.2%	0.8%
Industrial	1,149	1,129	1.1%	0.1%
Other	49	50	0.2%	0.1%
Subtotal	10,022	10,040	0.9%	0.8%
PHI Power Delivery				
Residential	17,130	17,038	1.3%	0.7%
Commercial	28,574	28,625	1.2%	0.6%
Industrial	3,926	3,781	0.3%	0.1%
Other	260	261	-0.1%	0.3%
Total	49,890	49,705	1.1%	0.7%

(1) Weather Normalized Sales
(2) Excludes Virginia

Note: See Safe Harbor statement at beginning of today's presentations.


PHI
Pepco Holdings, Inc

Power Delivery Regulatory Overview


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Tony Kamerick
Senior Vice President and Chief Regulatory Officer

Regulatory Highlights


PHI
Pepco Holdings, Inc

- Achieved approval of FERC incentive rates for MAPP and other projects
- Implemented revenue decoupling in MD, gained approval in DE, gained approval in concept in DC, and pursuing in NJ
- Achieved approval of certain “Blueprint for the Future” programs; recovery mechanisms in place
  - Energy Efficiency and Demand Response programs approved in MD
  - AMI approved in DE
  - Energy Efficiency programs approved in DC
- Preparing to file four electric distribution base rate cases

Regulatory Environment


PHI
Pepco Holdings, Inc

- Regulators substantially adhered to ratemaking precedents in distribution rate cases in 2007 and 2008
- Regulators have been supportive of energy efficiency and demand response initiatives
- Regulators have generally been supportive of decoupling efforts
- Formula rates in place at FERC
- PHI emphasizes to regulators that supportive regulation is crucial to credit quality

Supportive Regulation

Regulatory Diversity

2008 Rate Base (1)


NJ
17%
MD
25%
DE
13%
FERC
23%
DC
22%

2008 Revenues (2)


NJ
16%
MD
31%
DE
20%
FERC
13%
DC
20%

(1) Based on regulated electric transmission rate base estimated at 12/31/08 and regulated electric and gas distribution rate base at 9/30/08, adjusted to annualize rates and to conform results to regulatory precedents.
(2) Based on 2008 regulated transmission revenue, regulated distribution electric revenue (excluding revenue associated with the Panda PPA), and regulated gas revenue.

Distribution Summary


PHI
Pepco Holdings, Inc

(Dollars in Millions)	Pepco		Delmarva Power			Atlantic City Electric
	MD[1]	DC [1]	DE [1]	MD [1]	DE Gas [1]	NJ [2]
Operating Income (Adjusted)	$69	$60	$27	$17	$16	$55
Rate Base (Adjusted)	$910	$1,018	$388	$278	$228	$788
Earned Return on Rate Base	7.55%	5.85%	6.83%	6.26%	7.03%	6.97%
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%
Most Recent Test Period	Sep-06	Sep-06	Mar-05	Sep-06	Mar-06	Dec-02
Next Anticipated Filing	Q1-10	Q2-09	Q3-09	Q2-09	Q2-10	Q3-09
Earned ROE	8.80%	5.40%	8.20%	6.60%	8.60%	6.70%
Revenue Requirement to Achieve Authorized ROE	$9.7	$40.4	$5.8	$7.9	$3.1	$18.7
- Total Residential Bill % Change	< 1%	3%	< 1%	1%	< 1%	1%
Revenue Requirement – Equating to 25 Basis Point Change in ROE	$1.8	$2.0	$0.8	$0.6	$0.5	$1.6

(1) As filed with Quarterly Earned Return Reports for the twelve months ended 9-30-08 (updated for estimated 2009 pension expense), which is developed in accordance with PSC instructions and, therefore, does not reflect all costs the companies believe are appropriate to include in their rate case filings.
(2) Estimate as of 9-30-08; does not reflect all costs the Company believes are appropriate to include in its rate case filing.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Summary


PHI
Pepco Holdings, Inc

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [(1)]				
Base Amount - 11.3%	**$335**	**$299**	**$324**	**$958**
Incentive Amount 12.8%	**42**	**5**	**57**	**104**
Total	**$377**	**$304**	**$381**	**$1,062**
Current Authorized Return on Equity [(2)]	**11.3 - 12.8%**	**11.3 - 12.8%**	**11.3 - 12.8%**	
Estimated 2009/2010 Annual Income, after-tax	**$22**	**$17**	**$22**	**$61**
2008/2009 Annual Income, after-tax	**$19**	**$17**	**$17**	**$53**

(1) Estimated rate base at 12/31/08 based on FERC-approved Formula. Rates become effective on June 1, 2009.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Formula Rate Process



<u>Formula Rate Components</u>

Formula Rate Components		Revenue Component
Return on Rate Base		
Debt % in Capital Structure x Debt Rate x Total Rate Base	→	Cost of Debt
Equity % in Capital Structure x 11.3% ROE x Base Rate Base	→	Equity Return - Base
Equity % in Capital Structure x 12.8% ROE x Incentive Rate Base	→	Equity Return - Incentive
Cost Recovery		
Operation and Maintenance		
Depreciation and Amortization		
Other Taxes		
Income Tax at statutory rate		
Total Costs	→	Recovery of Operating Costs
True-up		
True-up From Prior Year	→	True-up
		Sum of Above Equals Total Transmission Revenue Requirement
		Rates effective June 1st





<u>Minimizes Regulatory Lag</u>

- Rates updated annually
- Better match between rates and costs
- Current year recovery of projected capital additions

Transmission Incentives


PHI
Pepco Holdings, Inc

- Mid-Atlantic Power Pathway (MAPP) incentive filing approved
  - FERC issued unanimous order on October 31, 2008
  - Full forward year CWIP in rate base
  - 150 basis point ROE adder; project will earn 12.8% ROE
  - 100% recovery of prudently incurred costs in case of project cancellation for reasons beyond PHI's control
  - Construction cost of $1.4 billion
- RTEP regional-benefit upgrades incentive filing approved
  - FERC issued order on August 22, 2008
  - 150 basis point ROE adder; projects will earn 12.8% ROE
  - Eight projects with an aggregate construction cost of $290 million*

*** See appendix for details.**

Department of Energy Filing - MAPP


PHI
Pepco Holdings, Inc

- Title XVII of the Energy Policy Act of 2005 provided for $30 billion in loan guarantees
- In the summer of 2008, DOE issued a $10 billion solicitation for loan guarantees related to advanced renewables, transmission and other capital-intensive projects
- PHI's application seeks $684 million in the form of a direct loan, or a loan guarantee
- Final loan terms are subject to negotiation upon acceptance of the application
- A final decision is expected in the third quarter of 2009

Blueprint Initiatives


PHI
Pepco Holdings, Inc

- Maryland (Pepco and Delmarva Power)
  - Decoupling implemented in 2007, works effectively
  - Surcharges approved for energy efficiency and demand response programs
  - Smart Community demonstration is under consideration
- Delaware
  - Decoupling approved; to be implemented in next rate case
  - Energy efficiency/conservation to be performed by 3rd parties; demand response programs under study
  - AMI approved; cost recovery mechanism established; installations begin in 2009
- District of Columbia
  - Decoupling approved in concept; hearings scheduled
  - Energy efficiency/conservation/demand response to be performed by 3rd parties
  - AMI pilot underway, live billing began in July 2008
- New Jersey
  - Decoupling is under consideration
  - Energy efficiency/conservation/demand response being performed by 3rd parties now, but will transfer to ACE in 2010 after adequate cost recovery is agreed upon
  - Smart Community demonstration is under consideration

NJ Filing – Infrastructure Investment


PHI
Pepco Holdings, Inc

- Proposal to accelerate previously identified infrastructure investments in response to New Jersey's Economic Assistance and Recovery Plan
- Projects include energy efficiency, distribution automation, reliability, environmental
  - If approved, incremental spending of $15 million in 2009 and $18 million in 2010 above current construction budget
- Surcharge requested
- Decision expected April 2009

Note: See Safe Harbor Statement at the beginning of today's presentations.

Regulatory Summary


PHI
Pepco Holdings, Inc

- **Demonstrated regulatory effectiveness**
  - Recent rate case outcomes substantially reflected commission precedent
  - Blueprint related filings progressing in all jurisdictions
  - Decoupling implemented in MD, approved in DE, approved in concept in DC
- **Focused on timely recovery**
  - Transmission formula rate process in place at FERC
  - Distribution rate case activity expected to continue
  - Several surcharges and adjustment mechanisms in place*
  - Identify and seek available federal funding for projects

*** See appendix for details.**


PHI
Pepco Holdings, Inc

Power Delivery Regulatory Overview


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Tony Kamerick
Senior Vice President and Chief Regulatory Officer


PHI
Pepco Holdings, Inc

APPENDIX

RTEP* Projects Granted 150 Basis Point ROE Adder


PHI
Pepco Holdings, Inc

(Dollars in Millions)	Project	Estimated Cost	In-Service Years
Pepco			
	Dickerson-Station H	$23	2009, 2012
	Burches Hill	$81	2011, 2012
	Brighton	$53	2009, 2012
Delmarva Power			
	Red Lion	$20	2009
	Cool Spring	$13	2010
	Oak Hall	$8	2009
	Indian River	$23	2010, 2011
Atlantic City Electric			
	Orchard & Mickleton	$69	2008, 2009
Total		**$290**	

The annual revenue requirement increase as a result of the 150 basis point ROE adder varies by year due to multiple in-service dates, and is approximately $3 million in total for the projects in each initial year.

* **The PJM Regional Transmission Expansion Plan is a grid-wide plan based on a foundation of bulk power system reliability to ensure a stable and economic regional market. The Plan is updated annually and approved by the independent PJM Board.**

Note: See Safe Harbor Statement at the beginning of today's presentations.



Default Service Procurement


PHI
Pepco Holdings, Inc

	Load for Bid	
	2010/11	2011/12
Pepco - District of Columbia [1]	37.2%	37.2%
Pepco - Maryland [1] [2]	50.0%	50.0%
Delmarva Power - Maryland [1] [2]	50.0%	50.0%
Delmarva Power - Delaware [1]	33.3%	33.3%
Atlantic City Electric - New Jersey [3]	33.3%	33.3%

(1) Includes Residential & Small Commercial
(2) Two year contracts bid twice a year; contracts start June and October
(3) Includes all fixed price load

Default Service Auction/Bidding Process


PHI
Pepco Holdings, Inc

	MARYLAND (Pepco/Delmarva Power)	DISTRICT OF COLUMBIA (Pepco)	DELAWARE (Delmarva Power)	NEW JERSEY (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS auction process Power acquired in multiple tranches each auction year to limit market timing risk	Board of Public Utilities approves and conducts state wide BGS auction process Power acquired in state-wide auction
Pricing	Residential and small commercial customers have rolling 2-year contracts; 25% bid out two times per year Medium commercial customers bid quarterly; large commercial customers receive hourly prices	Residential and small commercial have rolling 3-year contracts bid out annually Large commercial customers have rolling 2-year contracts bid out annually	Residential and small commercial have rolling 3-year contracts auctioned annually Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 1000kW on hourly prices
Switching Restrictions	None	None on residential customers; commercial customers returning to fixed priced SOS must stay for 12 months	None	None

Timely Cost Recovery - Recovery Mechanisms MD (Pepco and Delmarva Power)


PHI
Pepco Holdings, Inc

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs
- Decoupling Mechanism
  - Decouples sales and revenue
- Demand Side Management Surcharge (DSM)
  - Recovers program expenses over five years and demand response equipment costs over 15 years
- Gross Receipts Tax, Delivery Tax, Montgomery County Fuel and Energy, and Environmental Surcharges
  - Recovers State and local taxes

Timely Cost Recovery - Recovery Mechanisms District of Columbia


PHI
Pepco Holdings, Inc

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs
- Decoupling Mechanism
  - Decouples sales and revenue
  - Currently under consideration with hearings scheduled for May 12 & 13
- Sustainable Energy Trust Fund Surcharge
  - Recovers program expenditures
- Delivery Tax Surcharge, Public Space Occupancy Surcharge, and Energy Assistance Trust Fund Surcharge
  - Recovers State and local taxes

Timely Cost Recovery - Recovery Mechanisms Delaware


PHI
Pepco Holdings, Inc

Electric

- Procurement Cost Adjustment (PCA)
  – Reconciles purchased power costs
- Annual Transmission Update
  – Provides mechanism for retail rate to reflect FERC-approved formula rate
- Reasonable Allowance for Retail Margin (RARM)
  – Reconciles SOS administrative costs
- Decoupling Mechanism
  – Decouples sales and revenue
  – To be implemented upon completion of the next base rate case

Gas

- Gas Cost Rate (GCR)
  – Reconciles purchased gas costs
- Environmental Surcharge Rider
  – Recovers costs associated with manufactured gas plant site clean up
- Decoupling Mechanism
  – Decouples sales and revenue
  – To be implemented upon completion of the next base rate case

Timely Cost Recovery - Recovery Mechanisms New Jersey


PHI
Pepco Holdings, Inc

Existing

- Basic Generation Service Reconciliation Charge (BGS RC)
  - Reconciles purchased power costs
- Non-Utility Generation (NUG) Charge (NGC)
  - Provides full and timely recovery of BPU-approved NUG contract costs
- Societal Benefits Charge (SBC)
  - Provides full and timely recovery of all bad debt expense
  - Provides full and timely recovery of BPU-approved programs for clean energy, Lifeline, Universal Service
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate

Proposed

- Infrastructure Investment Surcharge (IIS)
  - Provides recovery of revenue requirements for approved distribution investment prior to base rate case filing
  - Utility filings made in January 2009; BPU decision expected April 2009
- Regional Greenhouse Gas Initiative (RGGI) Recovery Charge
  - Provides for recovery of costs for Energy Efficiency, Demand Response and Solar Energy Initiatives
  - Energy Efficiency filing made February 2009; May 1, 2009 effective date requested


PHI
Pepco Holdings, Inc

15-Minute Break


conectiv
energy
A New Generation of Energy

Conectiv Energy Overview


atlantic city
electric
US DOT 791507
MAYS LANDING, NJ

Gary Morsches
President and Chief Executive Officer


conectiv
energy
A New Generation of Energy

An Eastern PJM, mid-merit focused generator

Conectiv Energy Generating Facilities


PA
Delta
NJ
Vineland
MD
Cumberland
DE
VA
Existing sites
Construction projects (649 MW)

2008 Capacity (4,283 MW)
(Owned and contracted)


Peaking Units, 25%
Coal, 10%
Oil-NG fired steam, 12%
Gas Combined Cycle, 53%

Note: Excludes units under development

Financials (as of 12/31/08)

Property, Plant & Equipment	$1,225 M
Construction Work in Process	$ 249 M
2008 Earnings	$ 122 M

Leveraging strong market position


conectiv
energy
A New Generation of Energy

Well-positioned to weather the current economic downturn

- Predictable gross margins
- Outstanding execution – strong 2008 results
- Disciplined hedging and value creation techniques
- Provides sufficient internally-generated cash to fund construction program through 2011 and then significant free cash flow thereafter

Ample opportunities for future growth

- Construction programs on time and on budget
  - New capacity – Delta (2011), Cumberland (2009), Vineland (2009/10)
  - On target to meet emission reduction requirements for the fleet
- Expected future growth in PJM market
- Capitalize on additional renewable/climate legislation
- Inventory of sites for future development

Note: See Safe Harbor Statement at the beginning of today's presentations.

Well-positioned to weather the current economic downturn


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energy
A New Generation of Energy

Predictable Gross Margins

- ~70% of expected 2009 gross margin is hedged
- Capacity prices locked in through May 2012
- Four consecutive years of achieving gross margin within forecasted ranges

Continued Outstanding Execution

- Unit performance achieved 97% on-dispatch in 2008
- Leveraged unit flexibility and fuel switching
- Meeting fleet environmental requirements

Strong Market Position

- Sustainable competitive advantage in PJM
  - Unique plant operating characteristics
  - Favorable plant locations
  - Dual fuel capability at all combined cycle plants
  - Intimate knowledge of the PJM market, rules, and customers

Note: See Safe Harbor Statement at the beginning of today's presentations.

CE historically delivers within forecasted range


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energy
A New Generation of Energy

Total Gross Margin Forecast Range

Year	Forecast Range Low (Millions)	Forecast Range High (Millions)	Actual (Millions)
2005	$206	$308	$259
2006	$215	$265	$255
2007	$285	$335	$319
2008	$380	$435	$407
2009 E	$325	$425	
2010 E	$340	$450	
2011 E	$380	$500	

Note: See Safe Harbor Statement at the beginning of today's presentations.

Continue to actively hedge to manage risks and provide margin certainty


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energy
A New Generation of Energy

PJM capacity auctions allow for hedging that has resulted in strong revenue capture

Capacity Hedges			
2009	**2010**	**2011**	**2012***
100%	100%	100%	42%

* 100% hedged through May 2012. Balance of 2012 will be hedged in 2012/13 auction scheduled for 5/15/09.

Continue to manage commodity risk within defined targets

ATC Power Hedges* (MWh)		
Hedge Period	**Target**	**12/31/08**
Months 1-12	50-100%	81%
Months 13-24	25-75%	75%
Months 25-36	0-50%	39%

* Around The Clock power

Commodity price, locational basis and capacity are hedged when liquidity and price levels allow for reasonable value capture

Note: See Safe Harbor Statement at the beginning of today's presentations.

Mid-merit / peaking generation portfolio is actively managed to contain risk and optimize value


conectiv
energy
A New Generation of Energy

2008 Gross Margin
(with % of total contribution)

Note	2008 Gross Margin component
PJM Auctions allow for capacity hedges	**Capacity (23%)**
Forward markets for standard energy blocks and fuels are fairly liquid	**Energy (27%)**
	Hedging and Load Service (14%)
Forward markets for congestion are limited	**Locational Value (12%)**
	Ancillary Services (2%)
Arbs become available within the delivery month	**Fuel Switching and Optimization (9%)**
	Energy Marketing (13%)

Gross Margin Bucket	2009 Hedged Percent*
Capacity	100%
Energy Margin and Hedging	50%
Locational Value	30%
Ancillary Services	80%
Fuel Switching and Asset Optimization	20%
Energy Marketing	50%

*** Includes 2009 YTD actuals**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Hedging, optimization and marketing activities contribute significant value


conectiv
energy
A New Generation of Energy

CE Gross Margins

millions

Hedging, Optimization and Marketing
Generation (Energy & Ancillary)
Capacity

$450
$400
$350
$300
$250
$200
$150
$100
$50
$0

2005 **2006** **2007** **2008**


conectiv
energy
A New Generation of Energy

70% of 2009 forecasted gross margin is already hedged

Millions

$500
$400
$300
$200
$100
$0

Forecast range

	Capacity	Energy - Generation and Hedges	Energy Marketing	2009 Total Gross Margin Forecast
Forecast Gross Margin	160	130 – 220	35 – 45	325 – 425
Hedged Value	160	90	20	270
% Hedged*	100%	~50%	~50%	~70%

□ Forecast Gross Margin ■ Hedged Value

* % Hedged = Hedged value/ Midpoint of forecast range

Note: See Safe Harbor Statement at the beginning of today's presentations.

Volumetric hedge percentage is not equivalent to expected Gross Margin percentage


conectiv
energy
A New Generation of Energy

Capacity*

Peaking
Baseload
Mid-Merit

Energy Output

Peaking
Baseload
Mid-Merit

Energy Gross Margin

Peaking
Baseload
Mid-
Merit

Base load	**10%**	**30%**	**10%**
Mid-Merit	**50%**	**60%**	**75%**
Peaking	**40%**	**10%**	**15%**

2009 volumetric percent hedged as of 12/31/2008 ~ 81%

2009 energy Gross Margin effectively hedged ~ 50%

Although mid-merit units represent 50% of fleet capacity, they produce about 60% of the energy output and contribute 75% of the gross margin

* Represents equivalent 2008 capacity including tolled units

Note: See Safe Harbor Statement at the beginning of today's presentations.

Difficult to capture mid-merit fleet value with standard forward products


conectiv
energy
A New Generation of Energy


Hedge effectiveness using standard on peak blocks
Generation Output
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Balanced
Over Hedged
Under Hedged
Low Day
Shoulder Day
Peak Day
Mid Merit + Peaking Gen Output
Standard Hedge Contract

Standard 16-hour block On-Peak electricity contracts (5x16) essentially represent baseload prices and do not match the hourly nature of mid-merit and peaking plant output

A significant amount of the energy generation margin is obtained during the high priced hours that occur when demand is high or when demand exceeds scheduled supply

Active participation in Utility Load Auctions allows for value capture and generation portfolio hedging


conectiv
energy
A New Generation of Energy

Contracted Load Volumes (as of 3/09)

MW

1,500

1,000

500

0

Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12

Will continue to participate in future Utility Load Auctions

Note: See Safe Harbor Statement at the beginning of today's presentations.

Significant value creation from CE CCGT design that allows for more responsiveness to power prices


conectiv
energy
A New Generation of Energy


Typical Winter Operations
PJM Eastern Hub price
Conectiv Energy's CCs
All other PJM MAAC
Combined Cycle Capacity Factors
PJM Eastern Hub ($/MWh)
Hour of Day
100%
80%
60%
40%
20%
0%
150
120
90
60
30
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24


Typical Summer Operations
PJM Eastern Hub price
Conectiv Energy's CCs
All other PJM MAAC CCs
Combined Cycle Capacity Factors
PJM Eastern Hub ($/MWh)
Hour of Day
100%
80%
60%
40%
20%
0%
150
120
90
60
30
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24

Combined Cycle Design	Conectiv Energy	Typical
Time for CT's to Reach Full Load	20 Minutes	2 Hours
Ability to Run only CT's	Yes	No
Minimum Run Time (hours)	4	8-16
Allowable Starts per Day	2	1
Multi-fuel Capability	Yes	No
Pipeline Access	2 or 3	1

Significant value creation by optimizing portfolio of multiple fuel sources



conectiv
energy
A New Generation of Energy

Columbia System

Pine Prairie

Egan

Moss Bluff

Firm Gas Transportation (000's dth/day)	
TETCO/Transco/Columbia	126
Other Pipelines	34

Gas Storage (BCF)	
Production Area	3.0
Market Area	2.7

Oil Storage (000's of Barrels)	
Generation Assets	786

Gas Storage
Generation Assets
Oil Storage
Transco
Columbia
TETCO

Significant value creation from unit fuel flexibility that allows for arbitrage and optimization


conectiv
energy
A New Generation of Energy

Generation Unit Fuel Choice

- Bid w/Gas → Sell Power
- Sell Gas
  - Burn Oil → Sell Power
  - Don't Run → Replacement power from Pool
- Bid w/Oil
  - Burn Oil → Sell Power
  - Don't Run → Replacement power from Pool

- **Can change intraday generation strategies based on spot market prices**
- **Typical CCGT run time - 4 to 16 hours**

Significant value creation from a fleet that is available for dispatch


conectiv
energy
A New Generation of Energy

On Dispatch

100%
98%
96%
94%
92%
90%

2004 2005 2006 2007 2008

On Dispatch (%) = Realized generation margins / Total margins available with perfect dispatch response at 100% unit availability

Ample opportunities for future growth


conectiv
energy
A New Generation of Energy

Construction programs

- Construction projects on time and on budget
  - 650 MW new capacity – Delta (2011), Cumberland (2009), Vineland (2009/10)

New Plants

- No current plans to develop additional facilities
- However, have inventory of sites with PJM queue positions for new combined cycle, combustion turbine, and solar installations

Regional strength

- Expected future growth in PJM market

Capitalize on additional renewable/climate legislation

- Expanded offering of renewable products and services
- Predominant gas-fired fleet in favored position over other fossil fuel types

Note: See Safe Harbor Statement at the beginning of today's presentations.

Delta Project – On time (2Q-11 COD); on budget


conectiv
energy
A New Generation of Energy



545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA

Project Cost: $470 million ($862/kW-installed)

6-year tolling agreement (6/1/2011 – 5/31/2017) with Constellation Energy provides a stable and predictable earnings profile

Projected net income of $24-28 million/year

Project Status

- All major permits acquired
- Site grading/ foundations and underground work in progress
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date – June 2011

Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentations.

Cumberland Project – On time (2Q-09 COD); better than budget


conectiv
energy
A New Generation of Energy



100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology

Project Cost: $75 million budget
$72 million projection ($720/kW-installed)

Projected net income of $4-7 million/ year
- Capacity value contributes 50% of project value
- Included in 2009/10 and 2010/11 PJM capacity auctions

Project Status
- All equipment has been installed
- Gas & Electrical interconnection installation complete
- Cold Commissioning & Testing in progress
- Commercial operation date – 2Q-09 (on schedule)

Existing CT site (Cumberland, NJ)
- Land available for further expansion (additional 100 MW)
- Additional natural gas and oil storage capacity
- Minimal transmission system upgrades (PJM Queue P06)
- Other infrastructure and resources on site

Note: See Safe Harbor Statement at the beginning of today's presentations.

Vineland Solar Project – Solar RECs in New Jersey

conectiv energy


A New Generation of Energy



4 MW Solar PV project located in Vineland, NJ

Project Cost: $24 million ($6,000/kW-installed)

Projected Net Income of ~$1 million/ year

Project Summary

- Supports initiative to increase renewable energy portfolio
- 25 Year PPA with City of Vineland for capacity, energy and ancillaries (unit contingent)
- SREC's meet approximately 50% of CE's RPS requirements
- Located on 28 acres (City of Vineland)
- Connected to VMEU's 13-kV System

Project Status

- Land lease and major permits acquired
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date:
  - Phase I: 2 MW 3Q-09
  - Phase II: 2 MW 2Q-10

Note: See Safe Harbor Statement at the beginning of today's presentations.

PJM Mid Atlantic (MAAC) forecasts near term demand decrease, but expects rebound in 2010


conectiv
energy
A New Generation of Energy

Projected MAAC Energy Consumption

GWh

320,000
310,000
300,000
290,000
280,000

2006 2007 2008 2009E 2010E 2011E 2012E

1.9% CAGR

Projected MAAC Weather Normalized Summer Peak

MW

64,000
63,000
62,000
61,000
60,000
59,000

2006 2007 2008 2009E 2010E 2011E 2012E

1.4% CAGR

Source: PJM Load Forecast Report, January 2009

Peak growth favors mid-merit and peaking generation units

Forward PJM pricing also reflects market recovery


conectiv
energy
A New Generation of Energy


PJM Eastern Hub On-Peak
Electricity
$/MWh
$100
$80
$60
$40
$20
$0
Actuals
Forwards
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013


On-Peak Congestion
PJM Western to Eastern Hub
$/MWh
$16
$14
$12
$10
$8
$6
$4
$2
$0
Actuals
Forwards
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: Forward markets as of March 20, 2009 (Kiodex/ICE)

Note: See Safe Harbor Statement at the beginning of today's presentations.

Expanding RPS requirements provides marketing opportunities


conectiv
energy
A New Generation of Energy


MAAC States - Tier 1 REC Requirements
Requirements GWhs
12,000
10,000
8,000
6,000
4,000
2,000
-
NJ
DE
PA
MD
CE Supply
2008
2009
2010
2011


MAAC States - Solar REC Requirements
Requirements GWhs
500
400
300
200
100
-
NJ
DE
PA
MD
2008
2009
2010
2011

10 Eastern states have adopted renewable portfolio standards (RPS)

- Requires a percentage of the energy sold within the state to be supplied from approved renewable sources
- Includes special solar requirements

CE renewables include:

- Landfill gas to generate qualifying energy
- Purchased wind farm output
- Vineland Solar Project

Current CE supply exceeds internal needs which provides marketing opportunities

- New Jersey SREC's have increased significantly to $675/MWh

Note: See Safe Harbor Statement at the beginning of today's presentations.

Actively managing Regional Greenhouse Gas Initiative (RGGI) impacts


conectiv
energy
A New Generation of Energy

RGGI cap-and-trade program applies only to electricity generation emissions
- First compliance period from 2009 to 2011

Impacts CE plants in DE and NJ
- DE granted allowances to in-state generators
- NJ is auctioning their allowances

Participated in the three auctions for 2009 vintage allowances
- Resulting auction prices have ranged from $3.07-3.51/ton
- Will participate in future auctions

Currently hold ~50% of forecasted allowance requirements for the initial compliance period

Could be precursor to new federal carbon program


CE RGGI Allowance Balance (3/09)
millions tons
Acquired allowances
Allowances granted from the State of Delaware
Forecasted emissions
3
2.5
2
1.5
1
0.5
0
1.7
0.4
1.3
2.4
1.0
2.2
0.8
2.3
2009
2010
2011

Should benefit from RGGI due to predominant gas fired generation fleet, renewable energy supply and PA plants

Note: See Safe Harbor Statement at the beginning of today's presentations.

Renewable/climate legislation favors gas fuel and mid-merit/peaking units in the PJM region


conectiv
energy
A New Generation of Energy

- Intermittent renewable (wind and solar) generation necessitates mid-merit and peaking backup capacity
- Weather variability (wind /cloud cover) amplifies regional supply volatility
- RGGI and any federal climate legislation advantages efficient gas-fired generation over coal

Generation Capacity by Type


Coal fired baseload
Peaking
Renewable
Combined Cycle
Oil-NG fired steam

Expected 2011 fleet will have 90% mid-merit and peaking capacity

Generation Fleet Output by Fuel Source


Renewable sources
Coal
Oil
Landfill gas
Natural gas

Natural Gas can fuel 70% of the 2011 fleet output

Note: See Safe Harbor Statement at the beginning of today's presentations.

Summary – Creating value today and in the future


conectiv
energy
A New Generation of Energy

We will continue to deliver forecasted gross margins through active hedging, portfolio optimization, marketing and outstanding fleet operations

We are well positioned to weather the current economic downturn

We have proven capability to construct and operate CCGT and CT generation

We are effectively managing increasing environmental requirements to take advantage of opportunities from renewable and climate regulations

We have opportunities for future growth

Note: See Safe Harbor Statement at the beginning of today's presentations.


conectiv
energy
A New Generation of Energy

Conectiv Energy Overview


atlantic city
electric
US DOT 791507
MAYS LANDING, NJ

Gary Morsches
President and Chief Executive Officer

Appendix

Natural gas spark spreads have not collapsed to the extent of dark spreads


conectiv
energy
A New Generation of Energy

Average Natural Gas, Residual Oil & Coal Spark Spreads

12 Month On-Peak Rolling Forward Market Prices at PJM Western Hub

Broker quotes as of : Friday March 20, 2009

$/MWh

60, 50, 40, 30, 20, 10, 0, (10), (20), (30), (40), (50), (60), (70), (80), (90), (100), (110)

Natural Gas - using TETCO M3 and an 8,000 Btu/kWh heat rate

Residual Oil - using Edge Moor del'd and a 10,000 Btu/kWh heat rate

Compliance Coal - using Edge Moor del'd and a 10,000 Btu/kWh heat rate

Jan-01, Jan-02, Jan-03, Jan-04, Jan-05, Jan-06, Jan-07, Jan-08, Jan-09, Jan-10

Annual capacity factors and output by fuel type


conectiv
energy
A New Generation of Energy

	2006		2007		2008	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,814	61%	2,232	75%	1,711	57%
Oil/Gas Fired Steam	115	2%	190	4%	74	2%
Combined Cycle	2,082	11%	3,342	17%	2,626	14%
Peaking Units	132	2%	146	3%	78	1%
Tolls	94	3%	160	5%	117	4%

	2009 estimate		2010 estimate		2011 estimate	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1100-1600	37%-54%	1000-1600	34%-54%	1000-2000	34%-67%
Oil/Gas Fired Steam	75-300	2%-6%	50-450	1%-10%	50-450	1%-10%
Combined Cycle	2500-3500	13%-18%	2500-3500	13%-18%	2500-4000	13%-21%
Peaking Units	150-350	2%-5%	175-400	3%-6%	175-425	3%-7%
Tolls	130-350	3%-9%	310-550	7%-12%	300-520	6%-11%

Note: See Safe Harbor Statement at the beginning of today's presentations.

Gross Margin drivers


conectiv
energy
A New Generation of Energy

	2009	2010	2011
Capacity prices	↑	↑	↓
Energy margins	↓	↑	↑
Load auction results	↑	↑	↑
Cumberland plant	↑	↑	↑
Delta plant			↑
Delaware Multi-pollutant costs	↓	↓	↓
RGGI impacts	↑	↑	↑

Note: See Safe Harbor Statement at the beginning of today's presentations.

Gross margin and EBITDA forecast


conectiv
energy
A New Generation of Energy

(Dollars in millions)

	Energy Hedges & Other	Capacity	Energy Marketing	Total Gross Margin	Hedge* Impact (as of 12/31/08)	Unhedged (Open) Gross Margin	Add Back O&M	Unhedged (Open) EBITDA
2009	$130 – $220	$160	$35 - $45	$325 - $425	$45	$370 - $470	$156	$214 - $314
2010	$90 - $180	$215 - $220	$35 - $50	$340 - $450	$12	$352 - $462	$156	$196 - $306
2011	$160 - $260	$185 - $190	$35 - $50	$380 - $500	($44)	$336 - $456	$166	$170 - $290

•Hedges include all load and fuel hedges (e.g., forward power contracts, utility load auctions, capacity sales, fuel inventory, forward fuel contracts).

Note: See Safe Harbor Statement at the beginning of today's presentations.

Projected construction expenditures


conectiv
energy
A New Generation of Energy

Dollars in Millions	2009	2010	2011	2012	2013
Existing assets	8	10	13	12	13
Environmental					
- DE Multi-Pollutant (Total= $81)	18	10	6	-	-
- Other	3	3	-	-	-
New Projects					
- Cumberland (Total Cost = $75)	10	-	-	-	-
- Delta Site (Total Cost = $470)	230	95	20	-	-
- Vineland Solar (Total Cost = $24)	12	12	-	-	-
Total	**$281**	**$130***	**$39**	**$12**	**$13**

*** Includes $12 million of construction expenditures for Vineland Solar project that are not included in the projected construction expenditures as reported in the 2008 Form 10-K.**

Note: See Safe Harbor Statement at the beginning of today's presentations.


pepco
Energy Services

Pepco Energy Services Overview


atlantic city
electric
US DOT 791507

John Huffman
President and Chief Executive Officer

PES Overview


pepco
Energy Services

- PES provides retail energy services to large commercial, industrial, and government customers
- Energy Services
  - Energy efficiency and renewable energy
  - Heating and cooling facilities, including combined heat and power
- Energy Supply
  - Retail Electric and Natural Gas Supply
    - PHI is conducting a strategic analysis of this business
  - Power Generation
    - Slated for retirement in 2012

PES is shifting its strategic focus from Energy Supply to Energy Services

PES's retail electric and natural gas business had record profits in 2008


pepco
Energy Services

- PES sells electricity and natural gas to large energy users in PJM, New York, New England, and Texas
- Beginning in October 2008, PES increased the cost of capital component for all retail proposals to reflect credit market conditions

Key Metrics	2007	2008
Load Served - MW	4,294	4,388
MWh Delivered	19.0	20.1
Electric Retention Rate	70%	56%
BCF Delivered	30.0	36.1
Gross Margins		
$/MWh	$3.27	$3.71
$/Dth	$0.11	$0.37

- For all successful proposals since October 2008, PES has been using collateral-free hedges
  - PES has not further increased its exposure to collateral postings
  - However, PES success in retaining customers has diminished
    - 4th Quarter 2008 retention: 39%
    - 2009 year-to-date retention: 10%

PES has been carefully managing its collateral requirements


pepco
Energy Services

- Contract backlog is 32 million MWh at 2/28/09, down from 33 million at 12/31/08
- PES expects to realize gross margins over the long term:
  - $3.00/MWh range for electric
  - $0.30/Dth range for natural gas


25
20
15
10
5
0
MWh (millions)
60
50
40
30
20
10
0
BCF
2007A
2008A
2009E
2010E
2011E
2012E
2013E
Electric Delivered and Backlog
Gas Delivered and Backlog

Estimated, as of 2/28/2009

- PES has been moving existing wholesale supply contracts to an expanded pool of counterparties to take advantage of unused unsecured credit capacity
- PES recently transferred 32% of its power supply to an investment bank for which collateral posting is not required; PES is working to transfer additional contracts

Our focus has changed from growth to reducing collateral requirements

Note: See Safe Harbor Statement at the beginning of today's presentations.

Shifting focus to Energy Services


pepco
Energy Services

- PES provides PHI with an important connection to its large customers
- While Energy Supply has contributed significant earnings, it requires considerable contingent capital that is inconsistent with the growth plans of PHI's Power Delivery business

PES earnings contributed 19¢/share in 2008


Energy
Services
8¢
Energy
Supply
11¢

- Going forward, Energy Services will allow PHI to maintain continued contact with large customers, especially through long-term energy efficiency contracts
- Energy Services also allows PHI to help its customers "go green" through renewable energy projects
- PES will continue to focus on large commercial, industrial and government customers

PES is focused on growing its energy efficiency business


pepco
Energy Services

- PES's energy efficiency business fits well with PHI's strategic focus
  - Does not require capital expenditures or contingent capital
- PES has a successful track record of implementing energy efficiency projects
  - Approximately $750 million of energy efficiency projects installed since 1995
  - With over 200 employees, PES has developed this as core competency
- The recently enacted federal stimulus bill may provide PES with increased opportunities
  - $3.2 billion block grants to States for energy efficiency measures
  - $4.5 billion to GSA to invest in "high performance green buildings"
  - $3.2 billion to DOD to invest in energy efficiency for its facilities

Energy Services Overview


pepco
Energy Services

- Energy Efficiency
  - PES is a leading developer of energy efficiency projects
- Retail Power and Thermal
  - PES develops and owns central heating and cooling plants
    - 70,000 tons of cooling
    - 950 MMBtu/hour of heating
  - Includes Combined Heat and Power
    - 23 MW at NIH, Bethesda, MD
- Renewable Energy
  - PES owns and operates 12 MW of renewable energy facilities
    - Landfill gas to energy
    - Solar energy









PES obtains earnings from construction of energy efficiency projects and long-term contracts


pepco
Energy Services

- PES designs, develops, and constructs energy efficiency projects
  - Contracts typically range in size from $5 to $25 million with gross margins in the 20% to 30% range
  - Construction typically takes 1 to 1.5 years
  - PES has signed an average of $50 million of contracts in each of the last three years

- PES's long-term contract backlog is $340 million of gross margin as of 12/31/08
  - 13 year weighted average contract length
  - Central Heating and Cooling is primarily made up of our Atlantic City district energy system
  - O&M contracts often included as part of energy efficiency projects
  - In 2008, PES's gross margin from these long-term contracts was $34 million


Estimated Contract Backlog
Gross Margin
($ in millions)
$46
$294
Central Heating and Cooling
Energy Efficiency O&M Contracts

Note: See Safe Harbor Statement at the beginning of today's presentations.

Prince George's County Public School System – a typical energy efficiency project


pepco
Energy Services

Location: Prince George's County, MD

Construction Value: $32 million to date

Project Summary

- New high efficiency boilers for heating
- New energy efficient chillers for cooling
- Lighting upgrades
- Water conservation
- 102 schools and facility buildings
- Phased implementation
  - 2007 through 2010
  - $72 million estimated total construction value

Project Benefits

- Provided much needed upgrades to the school system's energy infrastructure
- Reduced energy consumption by 22%
  - Energy savings of over $88 million cover capital cost over 15 year term
  - Reduced annual CO_2 emissions by 15 million pounds, the equivalent of 1,800 cars


FORESTVILLE HIGH SCHOOL
7001





Note: See Safe Harbor Statement at the beginning of today's presentations.

PES's recent US Department of Energy contract award provides a significant opportunity


pepco
Energy Services

- In December, PES was selected as an eligible contractor to perform energy efficiency work for the US DOE
  - 5-year term with options to extend
  - Allows PES to compete for projects at all federally owned facilities
  - Includes renewable energy projects
- Marketing to federal agencies is underway
  - Leveraging relationships from energy efficiency work performed for a number of federal agencies in Washington, DC
  - Excellent federal track record
    - PES installed the single largest energy efficiency project awarded by the federal government - the $71 million Military District of Washington project
  - PES has significant renewable energy experience

PES is well-positioned to grow its energy efficiency business

PES has a successful track record of providing renewable energy to its customers


pepco
Energy Services

- Federal and state incentives provide increasing opportunities for PES to develop renewable energy projects
  - New Jersey is second only to California in stimulating solar energy development
  - High value of solar RECs helps make economics work
- PES has seen an increased interest from customers desiring renewable energy
- Renewable energy fits well with energy efficiency projects

Atlantic City Solar Project



- 2.4 MW Solar PV project located in Atlantic City, NJ
  - Project cost: $20 million
  - Largest solar array on a single rooftop in the US
  - Polycrystalline technology
  - 20-year power supply contract with the Atlantic City Convention Center
  - PES retains the Solar RECs
- PES commissioned the project in December 2008
  - 7-month construction period

Summary


pepco
Energy Services

- PES is shifting its focus from Energy Supply to Energy Services
- PES is well positioned to grow its energy efficiency and renewable energy businesses
  - The DOE contract vehicle and the emphasis on environmental sustainability provide excellent growth opportunities
  - PES Energy Services fits well with PHI's strategic focus
- PHI is conducting a strategic analysis of the Retail Energy Supply business
  - PES is carefully managing its collateral requirements


pepco
Energy Services

Pepco Energy Services Overview


atlantic city electric
US DOT 791507
MAYS LANDING NJ

John Huffman
President and Chief Executive Officer


PHI
Pepco Holdings, Inc

Financial Overview


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Paul Barry
Senior Vice President and Chief Financial Officer

Financial Objectives


PHI
Pepco Holdings, Inc

- Strengthen investment grade credit ratings
- Maintain ample liquidity to execute business plan
- Maintain ready access to capital markets
- Disciplined capital spend
- Long-term earnings and dividend growth

All business and financial decisions are made with these objectives in mind.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Managing the Challenges


PHI
Pepco Holdings, Inc

Actions Taken Fourth Quarter 2008/First Quarter 2009

Global Capital and Credit Market Crisis	• Prefunded $1 billion of 2009 financing needs; no funding requirements until 2010 • Secured $400 million of additional credit • Applied for DOE funding/guarantees
Liquidity	• Reduced/deferred construction spending in 2009 and 2010 • Cost reductions; hiring freeze, no merit salary increases for management • Entered into credit intermediation agreement for retail energy supply

Note: See Safe Harbor Statement at the beginning of today's presentations.

Commitment to Investment Grade Credit Ratings


PHI
Pepco Holdings, Inc

- Maintain a low risk profile
  - Utility operations remain the predominant source of earnings
  - Conectiv Energy's continued use of hedges
  - Collateral management
  - Retail Energy Supply strategic analysis
- Continue to focus on investment in infrastructure
  - 40% of 2009-2013 planned construction expenditures is transmission
  - 50% of 2009-2013 planned construction expenditures is distribution
- Timely rate case filings, formula rates and surcharges minimize regulatory lag
- Maintain a consolidated equity ratio in the mid to high 40% range for PHI and the high 40% range for the utilities

Credit Intermediation Agreement


PHI
Pepco Holdings, Inc

- Financial arrangement with an investment bank entered into on March 20, 2009
- Certain wholesale power supply contracts were novated
  - PES has no obligation to post collateral under these contracts
  - Approximately $200 million of collateral was released, thereby strengthening PHI's liquidity position
- PES entered into mirror wholesale power trades with no collateral requirement
- Fee for transaction to be amortized over 2.5 years; after-tax earnings impact expected to be approximately $7 million in 2009 and $3 million in 2010
- Currently pursuing additional contracts for novation

Liquidity Position


PHI
Pepco Holdings, Inc

Millions of Dollars

At March 25, 2009*

	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	$1,900	$1,275	$625
Less:			
Borrowings under Credit Facilities	(250)	(150)	(100)
Letters of Credit	(405)	(400)	(5)
Commercial Paper Outstanding	(142)	(142)	0
Remaining Credit Facilities Available	1,103	583	520
Plus: Cash Balance	586	89	497
Total Credit Facilities and Cash Available	$1,689	$672	$1,017

PHI maintains sufficient liquidity to execute the business plan

* The company does not undertake any obligation to publicly update this information until the filing of the Form 10-Q for the quarter ended March 31, 2009.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Collateral Impacts – Retail Energy Supply


PHI
Pepco Holdings, Inc

- PES's current collateral position is approximately $563 million, of which $205 million is not affected by commodity price changes
  - Approximately $293 million of collateral will roll off in 2009*
  - Approximately $145 million of collateral will roll off in 2010*
- A 1% change in forward prices will result in a $11 million change in PES collateral (down from $17 million at 12/31/08 and $22 million at 9/30/08)

* Assumes current backlog; based on forward prices as of March 19, 2009.
2009 - $227 million in Letters of Credit, $66 million in cash; 2010 - $86 million in Letters of Credit, $59 million in cash.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Projected Net Cash From Operations


PHI
Pepco Holdings, Inc

Millions of Dollars

Projected Net Cash From Operations Range

2009	2010	2011	2012	2013
$600 – $700	$700 – $800	$700 – $800	$850 – $1,000	$1,050 – $1,200

- Over the planning period, approximately 75% of net cash from operations is generated by Power Delivery
- The increase in cash is primarily driven by higher transmission and distribution rates and higher Conectiv Energy cash flow

Note: See Safe Harbor Statement at the beginning of today's presentations.

2009 Principal Sources & Uses of Cash


PHI
Pepco Holdings, Inc

Millions of Dollars

		Projection
Principal Sources of Cash:		
Beginning Cash	$	384
Cash from Operations (1)		650
Remarketing of Tax-exempt Bonds		277
Dividend Reinvestment Plan		40
Total Sources of Cash	$	1,351
Principal Uses of Cash:		
Capital Expenditures	$	1,011
Debt Maturities (2)		53
Current Dividends		237
Total Uses of Cash	$	1,301
Net Cash Flow	$	50

No equity or long-term debt funding requirements until 2010

(1) Midpoint of projected cash from operations range; net of $190 million pension funding, after tax.

(2) Excluding debt maturities related to the Atlantic City Electric securitization bonds.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Financing Current 2010 Business Plan


PHI
Pepco Holdings, Inc

- Current 2010 business plan calls for external financing
- We have alternatives to mitigate long-term financing needs
  - Reduce/delay capital spending
  - Use of short-term debt
- We will continue to assess our options – financing will be dependent upon market conditions

Note: See Safe Harbor Statement at the beginning of today's presentations.

*Construction Expenditures – Projection**


PHI
Pepco Holdings, Inc

Millions

	2008 Actual	2009	2010	2011	2012	2013
Transmission	$155	$143	$183	$249	$200	$204
MAPP	$6	$56	$193	$363	$474	$300
Distribution	$440	$468	$474	$514	$574	$589
Blueprint	$6	$47	$71	$5	$112	$87
Competitive/Other	$174	$297	$134	$57	$31	$31
Total	$781	$1,011	$1,055	$1,188	$1,391	$1,211

*** Projected construction expenditures as reported in 2008 Form 10-K.**

Note: See Safe Harbor Statement at the beginning of today's presentations.


Power Delivery – A Driver of Growth


PHI
Pepco Holdings, Inc

Projected Rate Base *

11% CAGR (2008-2013)

Millions

	2008	2009	2010	2011	2012	2013
Electric Distribution	$3,383	$3,614	$3,854	$4,068	$4,455	$4,708
Gas Distribution	$231	$233	$243	$250	$259	$263
Transmission	$1,062	$1,141	$1,396	$1,853	$2,629	$3,002
Total	$4,676	$4,988	$5,493	$6,171	$7,343	$7,973

Total Rate Base Growth - 71%

Electric Distribution Rate Base Growth - 39%

Transmission Rate Base Growth - 183%

* Estimated 2008 year end rate base, projected 2009 – 2013 year end rate bases. See appendix for projection by utility.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Rate Base and Earnings*


PHI
Pepco Holdings, Inc


Projected Transmission Rate Base
Millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,062
$104
$958
$1,141
$215
$926
$1,396
$448
$948
$1,853
$852
$1,001
$2,629
$1,386
$1,243
2008
2009
2010
2011
2012
11.3% Return on Equity
12.8% Return on Equity

Projected Transmission Earnings by Rate Year					
Millions	2009-10	2010-11	2011-12	2012-13	2013-14
Earnings – 11.3% ROE	$54	$52	$54	$57	$70
Earnings – 12.8% ROE	$7	$14	$28	$54	$89
Projected Earnings	$61	$66	$82	$111	$159

* Projected earnings based on a simplified computation: projected year end rate base x 50% equity x authorized returns on equity. Projected earnings are shown for the FERC formula rate year June 1 through May 31.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Major Earnings Drivers


PHI
Pepco Holdings, Inc

Directional Impact on Earnings		
	2009 "Challenging" (1)	2010 "Improving" (2)
Sales	–	↑
Revenues – Transmission Revenues	↑	↑
Revenues – Distribution Rate Relief	–	↑
Expenses – Operation & Maintenance	↓	–
Expenses – Interest	↓	–
Expenses – Depreciation & Amortization	↓	↓
Tax Adjustments	↓	–
Conectiv Energy Gross Margin	↑ ↓	↑ ↓
Pepco Energy Services	↓	↑ ↓
PHI Investments – Cross-Border Leases	↓	–

(1) As compared to 2008 actual results.

(2) As compared to 2009 plan.

Note: See Safe Harbor Statement at the beginning of today's presentations.

POM Investment Case


PHI
Pepco Holdings, Inc

- Earnings base derived primarily from regulated utility business
- Long-term earnings growth
- Commitment to dividend
- Investment grade credit quality
- Improved liquidity position
- Focus on lowering business risk

Note: See Safe Harbor Statement at the beginning of today's presentations.


PHI
Pepco Holdings, Inc

Financial Overview


atlantic city electric
US DOT 791507
MAYS LANDING, NJ

Paul Barry
Senior Vice President and Chief Financial Officer


PHI
Pepco Holdings, Inc

Appendix



Sales and Financial Information


PHI
Pepco Holdings, Inc

Potomac Electric Power Company

(Dollars in millions, except sales)

Electric GWh Sales

	DC Electric Delivered*	MD Electric Delivered*	Total Electric Delivered*	Standard Offer Service
2008 Actual	11,616	15,247	26,863	11,445
Projected				
2009	11,600	15,500	27,100	12,000
2010	11,700	15,500	27,200	12,100
2011	12,000	15,700	27,700	12,300
2012	12,100	16,000	28,100	12,400
2013	12,200	16,100	28,300	12,500

Construction Expenditures

	Transmission	Distribution	Total
2008 Actual	$52	$223	$275
Projected			
2009	$98	$229	$327
2010	$211	$238	$449
2011	$339	$249	$588
2012	$222	$365	$587
2013	$109	$396	$505

Depreciation Expense

	Transmission	Distribution	Total
2008 Actual	$15	$116	$131
Projected			
2009	$16	$118	$134
2010	$17	$127	$144
2011	$20	$140	$160
2012	$28	$157	$185
2013	$36	$168	$204

Amortization Expense

	Transmission	Distribution	Total
2008 Actual	$0	$10	$10
Projected			
2009	$0	$10	$10
2010	$0	$12	$12
2011	$0	$16	$16
2012	$0	$20	$20
2013	$0	$21	$21

* Weather normalized GWh sales for 2008 Electric Delivered were 11,531 for DC Delivered, 15,093 for MD Delivered and 26,624 for Total Electric Delivered; projected sales are presented as weather normalized.

***Note:* See Safe Harbor Statement at the beginning of today's presentations.**

Sales and Financial Information


PHI
Pepco Holdings, Inc

Delmarva Power & Light Company

(Dollars in millions, except sales)

	Electric GWh Sales				Gas Mcf
	DE Electric Delivered*	MD Electric Delivered*	Total Electric Delivered*	Standard Offer Service	Gas Delivered*
2008 Actual	8,767	4,248	13,015	7,586	20,291
Projected					
2009	8,600	4,300	12,900	7,800	21,100
2010	8,600	4,400	13,000	7,800	20,800
2011	8,700	4,500	13,200	7,900	21,100
2012	8,800	4,700	13,500	8,000	21,400
2013	8,900	4,900	13,800	8,100	21,800

	Construction Expenditures			
	Transmission	Electric Distribution	Gas Delivery	Total
2008 Actual	$42	$89	$19	$150
Projected				
2009	$75	$153	$20	$248
2010	$140	$168	$21	$329
2011	$241	$127	$20	$388
2012	$417	$174	$21	$612
2013	$342	$130	$19	$491

	Depreciation Expense			
	Transmission	Electric Distribution	Gas Delivery	Total
2008 Actual	$15	$44	$10	$69
Projected				
2009	$16	$44	$12	$72
2010	$18	$52	$12	$82
2011	$20	$58	$13	$91
2012	$24	$62	$12	$98
2013	$34	$67	$12	$113

	Amortization Expense			
	Transmission	Electric Distribution	Gas Delivery	Total
2008 Actual	$0	$3	$0	$3
Projected				
2009	$0	$4	$0	$4
2010	$0	$6	$0	$6
2011	$0	$7	$0	$7
2012	$0	$9	$0	$9
2013	$0	$9	$0	$9

* Weather normalized GWh sales for 2008 were 8,785 for DE Delivered, 4,256 for MD Delivered and 13,041 for Total Electric Delivered, weather normalized Mcf sales for 2008 Gas were 20,750; projected sales are presented as weather normalized.

***Note:** See Safe Harbor Statement at the beginning of today's presentations.*



Sales and Financial Information


PHI
Pepco Holdings, Inc

Atlantic City Electric Company

(Dollars in millions, except sales)

Electric GWh Sales

	NJ Electric Delivered(1)	Basic Generation Service
2008 Actual	10,089	7,895
Projected		
2009	10,100	7,900
2010	10,200	8,000
2011	10,300	8,000
2012	10,400	8,200
2013	10,500	8,200

Construction Expenditures

	Transmission	Distribution	Total
2008 Actual	$67	$95	$162
Projected			
2009	$26	$113	$139
2010	$25	$118	$143
2011	$32	$123	$155
2012	$35	$126	$161
2013	$53	$131	$184

Depreciation Expense

	Transmission	Distribution	Total
2008 Actual	$14	$40	$54
Projected			
2009	$15	$44	$59
2010	$16	$49	$65
2011	$18	$53	$71
2012	$18	$59	$77
2013	$21	$69	$90

Amortization Expense

	Transmission	Distribution(2)	Other(3)	Total
2008 Actual	$0	($13)	$63	$50
Projected				
2009	$0	($13)	$66	$53
2010	$0	($13)	$50	$37
2011	$0	($13)	$51	$38
2012	$0	($13)	$54	$41
2013	$0	($13)	$62	$49

(1) Weather normalized GWh sales for 2008 Electric were 10,040; projected sales are presented as weather normalized.

(2) Amortization expense related to Distribution is the excess depreciation reserve recorded as part of the New Jersey rate case settlement. The excess is being amortized over an 8.25 year period which began in June 2005.

(3) Other amortization is related to the recovery of securitized stranded costs through the issuance of transition bonds by Atlantic City Electric Transition Funding LLC. The stranded costs are being amortized over the life of the bonds maturing in 2010 and 2023.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Cross-Border Energy Leases


PHI
Pepco Holdings, Inc

- Status
  - Carrying value of cross-border leases is evaluated each quarter
  - In the second quarter of 2008, PHI recorded a non-cash after-tax charge to earnings of $93 million; reduces cash and earnings by approximately $20 million annually (half year impact in 2008)
  - Global settlement offer received from the IRS in August 2008; PHI has elected not to respond
  - Equity investment of $1.3 billion as of December 31, 2008
- Path forward
  - Currently in appeals process with IRS; expect outcome of appeals by year-end 2009
  - Two litigation paths - Tax Court or Federal Direct Court; either process could take 18-24 months
- Cash payment to the IRS for a disallowance of tax benefits would only be required if one of the following occurs:
  - Future settlement with the IRS
  - Litigation is pursued in Federal Court, in which case a payment would be made currently to the IRS for the two tax years under audit (approximately $72 million); a suit for refund of the payment is sought through the litigation process
  - Litigation is pursued in Tax Court, and PHI receives an unfavorable decision; in the worst case of a total disallowance of tax benefits, PHI would be obligated to pay approximately $520 million of additional taxes and $83 million of interest at the time a decision is rendered based on December 31, 2008 balances



Cross-Border Lease Portfolio


PHI
Pepco Holdings, Inc

Potomac Capital Investment (PCI)
As of December 31, 2008

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 94
95	Australia	Co-Fired Generation (700 MW)	100%	2019	181
99	Netherlands	Gas Transmission/Distribution	100%	2025	233
99	Netherlands	Gas Transmission/Distribution	100%	2025	143
01	Austria	Hydro Generation (781 MW)	56%	2035	237
02	Austria	Hydro Generation (184 MW)	100%	2030-36	158
02	Austria	Hydro Generation (239 MW)	100%	2033-42	210
02	Austria	Hydro Generation (80 MW)	100%	2039	79
					$ 1,335



Long-term Debt Maturities*


PHI
Pepco Holdings, Inc

(Millions of dollars)	Maturity Date	Interest Rate	2009	2010
Pepco - MTN	1/20/09	6.25%	$50	
Pepco Energy Services - VRDB	12/1/09	Variable	3	
Pepco - TE- Fixed	3/15/10	5.75%		$16
PHI - Unsecured Notes	5/15/10	4.00%		200
PHI - Unsecured Notes	6/1/10	Variable		250
Delmarva Power - TE- Fixed (Put Bond)	7/1/10	5.50%		15
Delmarva Power - TE- Fixed (Put Bond)	7/1/10	5.65%		16
Atlantic City Electric - MTC	8/30/10	7.25%		1
Total Maturities			$53	$498

* Excludes debt maturities related to Atlantic City Electric securitization bonds.

Credit Facilities


PHI
Pepco Holdings, Inc

Millions of Dollars

Credit Facility Commitments as of 12/31/08

Institution	$1.5 Billion Credit Facility (1)		$400 Million Credit Facility (3)		Total Credit Commitments	
	2008 Commitment	% of Commitment	2008 Commitment	% of Commitment	2008 Commitment	% of Commitment
Wachovia	$127.5	8.5%	$48.0	12.0%	$175.5	9.2%
Citibank (2)	102.5	6.8%	-		102.5	5.4%
Bank of Nova Scotia	115.0	7.7%	49.0	12.3%	164.0	8.6%
Bank of Tokyo Mitsubishi	115.0	7.7%	-		115.0	6.1%
JPMorgan	115.0	7.7%	49.0	12.3%	164.0	8.6%
RBS	115.0	7.7%	-		115.0	6.1%
Credit Suisse	100.0	6.6%	48.0	12.0%	148.0	7.8%
Bank of America (2)	25.0	1.6%	50.0	12.5%	75.0	3.9%
Merrill Lynch	100.0	6.6%	-		100.0	5.3%
Key Bank	85.0	5.7%	49.0	12.2%	134.0	7.1%
Mizuho	85.0	5.7%	-		85.0	4.5%
Morgan Stanley	85.0	5.7%	48.0	12.0%	133.0	7.0%
SunTrust	85.0	5.7%	49.0	12.2%	134.0	7.1%
Bank of New York	65.0	4.3%	-		65.0	3.4%
M&T Bank	60.0	4.0%	10.0	2.5%	70.0	3.7%
Northern Trust	60.0	4.0%	-		60.0	3.1%
PNC	60.0	4.0%	-		60.0	3.1%
Total Credit Facility Commitments	**$1,500.0**	**100.0%**	**$400.0**	**100.0%**	**$1,900.0**	**100.0%**

(1) The 2008 commitments are $875 million available to PHI and $625 million available to the Utilities; credit facility termination date is May 5, 2012.

(2) Citibank assigned $25 million of commitment to Bank of America on September 15, 2008.

(3) Credit Facility available to PHI; term is from November 7, 2008 to November 6, 2009.

Projected Rate Base by Utility



(Dollars in Millions)	2008 Estimated	2009 Projected	2010 Projected	2011 Projected	2012 Projected	2013 Projected
Distribution - Electric						
Pepco	$1,912	$2,035	$2,139	$2,232	$2,437	$2,604
Delmarva Power	714	795	893	950	1,056	1,102
Atlantic City Electric	757	784	822	886	962	1,002
Total Distribution	3,383	3,614	3,854	4,068	4,455	4,708
Distribution – Gas						
Delmarva Power	231	233	243	250	259	263
Transmission						
Pepco	376	435	550	784	1,138	1,199
Delmarva Power	305	324	456	661	1,071	1,350
Atlantic City Electric	381	382	390	408	420	453
Total Transmission	1,062	1,141	1,396	1,853	2,629	3,002
Total Distribution & Transmission	$4,676	$4,988	$5,493	$6,171	$7,343	$7,973

Note: See Safe Harbor Statement at the beginning of today's presentations.